Julie M. Allen
Partner
d 212.969.3155
October 20, 2017	f 212.969.2900
jallen@proskauer.com
www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Christine Westbrook

Re:	Solid Biosciences, LLC

Draft Registration Statement on Form S-1

Submitted August 4, 2017

CIK No. 0001707502

Dear Ms. Westbrook:

On behalf of Solid Biosciences, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 1, 2017 relating to the above-referenced draft registration statement of the Company confidentially submitted to the Commission on Form S-1 on August 4, 2017 (the “Draft Registration Statement”).

The Company is concurrently filing via EDGAR a revised draft of the Draft Registration Statement (the “Amended Draft Registration Statement”). For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of the Amended Draft Registration Statement, marked to show changes from the Draft Registration Statement.

In reliance on the Commission’s Compliance and Disclosure Interpretations, published on August 17, 2017, relating to the Fixing America’s Surface Transportation (FAST) Act, which clarified the financial statement filing requirements for emerging growth companies, the Company has opted to omit its interim financial statements for the six-month periods ended June 30, 2016 and 2017 (the “Second Quarter Financial Statements”) from the Amended Draft Registration Statement. The Company does not believe that the Second Quarter Financial Statements will be separately required at the time of the contemplated offering. The Company acknowledges that it must include all required annual and interim financial statements that will be required at the time of the contemplated offering when it makes its first public filing of the registration statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Draft Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Amended Draft Registration Statement.

Prospectus Summary

Overview, page 1

1.	We note your disclosure at the bottom of page 1 indicating that SGT-001 has demonstrated efficacy and safety in multiple preclinical models. Please note that it is premature to suggest that a preclinical candidate is either safe or effective. Please revise to remove this and any other statement suggesting that SGT-001 is safe or effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 85 of the Amended Draft Registration Statement.

Implications of being an emerging growth company, page 6

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that neither the Company nor anyone authorized on behalf of the Company has provided written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of such materials in the event they are provided to potential investors in the future.

Use of Proceeds, page 59

3.	Please revise to disclose the amount of proceeds you intend to use for your SGT-001 clinical trials and clarify whether these proceeds are intended to complete a particular phase of clinical development or to fully achieve FDA marketing approval. To the extent that the proceeds are intended to complete only a particular phase of clinical development, please identify the relevant clinical phase and disclose the amount and source of other funds needed for you to achieve marketing approval. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 8 and 59 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Use of Estimates

Equity-Based Compensation, page 73

4.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common units underlying your equity issuances and the reasons for any differences between the recent valuations of your common units leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s comment. Once an estimated offering price or range has been established, the Company will supplement its response and provide the Staff with an analysis explaining how the Company determined the fair value of the common units underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of the Company’s common units leading up to the initial public offering and the estimated offering price.

Business, page 84

5.	Please provide us support for your disclosure in the final sentence of the first paragraph on page 84. In this regard, please tell us whether your preclinical studies have assessed different types of mutations and what basis you have to make claims concerning potential efficacy at different stages of the disease in humans. Also, tell us how you are able to determine that SGT-001 has the potential to slow or halt disease progression in a “majority” of human patients. In this regard, it is unclear from your disclosure why the therapeutic benefit might be limited to less than all human patients with the disease. It also is unclear what basis you have to claim any degree of potential therapeutic benefit given the lack of any human testing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 67 and 84 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that it believes the revised disclosure is supported by its preclinical studies, which have assessed multiple animal species of different phenotypes and genetic variations and are discussed on pages 92 through 97 of the Amended Draft Registration Statement.

SGT-001, page 90

6.	Please reconcile your statement that “AAV vectors have well established safety profiles in humans” with your risk factor disclosures on pages 21-22 concerning previous clinical trials involving AAV vectors for gene therapy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Amended Draft Registration Statement.

7.	Your disclosure on page 90 indicates that there is significant data demonstrating the AAV9 capsid’s ability to efficiently enter skeletal, diaphragm and cardiac muscle tissues. Please revise to discuss the data that supports this disclosure. Similarly, please provide support for your disclosure on page 91 concerning the results of NOS restoration.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Amended Draft Registration Statement to clarify that its preclinical studies have demonstrated AAV9 capsid’s ability to efficiently enter skeletal, diaphragm and cardiac muscle tissues. The Company has also revised the disclosure on page 91 of the Amended Draft Registration Statement to indicate the source of support for its statement concerning the results of NOS restoration.

8.	We note your Summary disclosures on pages 1 and 4 highlighting your “highly focused, data driven selection process.” Please revise the Business discussion to discuss briefly your process and its application to your selection of SGT-001 for development. In this regard, it is unclear from your disclosure whether you conducted research on other drugs or gene therapies before focusing your curative development efforts on SGT-001.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 4 of the Amended Draft Registration Statement to provide additional detail.

SGT-001 preclinical program, page 91

9.	Please revise your disclosures concerning each preclinical study to clarify whether you conducted the study or whether it was conducted by a third party. Also, discuss when each study was conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amended Draft Registration Statement to clarify that its preclinical studies were conducted by third parties and the timeframe within which the studies were performed.

10.	Please amend the graphics throughout this section to indicate the number of animal subjects included in the relevant study. Please also amend the graphics on pages 93, 94 and 97 so that it is clear what information is represented by the lines extending from the bars shown, as they do not appear to align consistently with units shown.

Response: In response to the Staff’s comment, the Company has amended the graphics on pages 93, 94 and 97 of the Amended Draft Registration Statement.

General

11.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s comment and will provide proofs of all graphics, visual and photographic information to the Staff prior to their use in the printed prospectus.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3155 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Julie M. Allen Julie M. Allen

cc:	Ilan Ganot, Solid Biosciences, LLC

Daniel Finkelman, Solid Biosciences, LLC

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

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